Exhibit 21.1
NEUROCRINE BIOSCIENCES INC. SUBSIDIARIES

Name of Subsidiary	Jurisdiction
Neurocrine Continental, Inc.	Delaware, USA
Neurocrine International, Inc.	Delaware, USA
Neurocrine Europe, Ltd.	Ireland
Neurocrine Therapeutics, Ltd.	Ireland
Neurocrine UK Limited	England and Wales
Neurocrine Switzerland GmbH	Switzerland
Diurnal Group Limited	England and Wales
Diurnal Limited	England and Wales
Diurnal Europe B.V.	The Netherlands